[Trans World Letterhead]

September 15, 2014

VIA EDGAR

Ms. Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Request for Acceleration of Effectiveness of Trans World Entertainment Corporation Registration Statement on Form S-1 File No. 333-194933

Dear Ms. Ransom:

On behalf of Trans World Entertainment Corporation, a New York corporation (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above Registration Statement on Form S-1 be accelerated to 4:00 p.m. Washington, D.C. time, on September 17, 2014, as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR. If you need additional information, please contact William M. Hartnett (212) 701-3847 of Cahill Gordon & Reindel LLP.

Sincerely,

/s/ John Anderson
John Anderson
Chief Financial Officer

cc:	Edwin Sapienza Trans World Entertainment Corporation

William M. Hartnett

John J. Schuster

Marc R. Lashbrook

Cahill Gordon & Reindel LLP